
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 14, 2007

Date of report (date of earliest event reported)


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

MGE files fuel surcharge with the PSCW

On March 14, 2007, Madison Gas and Electric Company (MGE) filed an application with the Public Service Commission of Wisconsin (PSCW) requesting a $0.00383 per kilowatt-hour (kWh) surcharge on its electric rates to cover increased fuel and purchased power costs. Under the "fuel rules" established by the PSCW, MGE can apply for a fuel surcharge if electric fuel costs exceed 102% of the electric fuel costs allowed in it latest rater order. Conversely, MGE may have to provide a fuel credit due to its customers if electric fuel costs are less than 98% of the fuel costs used in MGE's latest rate order.

In its application to the PSCW, MGE stated that actual January and preliminary February fuel costs exceeded the monthly fuel rules bandwidth. Additionally, MGE's annual fuel costs per kWh, computed based on actual results for January, preliminary results for February, and revised forecasts for the remainder of the year, exceed the annual fuel rules bandwidth. Based on the aforementioned annual fuel costs calculation, MGE has estimated that if an electric rate increase is not awarded, the Company would be under recovered by $12.2 million.

The fuel surcharge is subject to approval by the PSCW.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions, including the cost of fuel and purchased power. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and Madison Gas and Electric Company caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed under "Forward-Looking Statements" in Part I, Financial Information of MGE Energy's and Madison Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor Madison Gas and Electric Company undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: March 16, 2007